Exhibit 12.1
Sterling Construction Company, Inc.
Ratio of Earnings to Fixed Charges

						Three Months Ended
	Fiscal Year Ended December 31,					March 31
	2003	2004	2005	2006	2007	2007	2008
Earnings
Net Income from continuing operations	$5,204	$5,281	$10,541	$12,638	$14,469	$2,511	$3,117
Plus: Fixed Charges	1,918	1,533	1,625	505	580	74	188
Less: Interest Capitalized	—	—	—	(14)	(39)	(15)	(17)

	7,122	6,814	12,166	13,129	15,010	2,570	3,288

Fixed Charges
Interest expense on indebtedness	1,859	1,465	1,486	220	277	—	130
Interest capitalized	—	—	—	14	39	15	17
Interest expense on portion of rent	59	68	139	271	264	59	41

Total fixed charges	1,918	1,533	1,625	505	580	74	188

Ratio of earnings of fixed charges	3.7	4.4	7.5	26.0	25.9	34.8	17.4